January 27, 2025

Kathleen Collins

Uwem Bassey

Matthew Derby

Division of Corporation Finance Office of Technology

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sandisk Corporation –
Draft Registration Statement on Form 10-12B
CIK No. 0002023554

Dear Ms. Collins:

We are in receipt of the written comments of the staff of the Securities and Exchange Commission (the “SEC”), provided to us on January 22, 2025, regarding Amendment No. 2 to the Draft Registration Statement on Form 10-12B (the “Registration Statement”) of Sandisk Corporation (the “Company”) that was submitted to the SEC on January 21, 2025.

We have considered your comments and have made the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in the Company’s revised draft Registration Statement being filed today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the revised draft Registration Statement.

Comments

Note 1. Transaction Accounting Adjustments, page 86

1.

Please tell us, and revise your disclosures to address, the current status of the debt financing transaction reflected in pro forma adjustment A. Clarify whether confirmed agreements are currently pending with investors, if the terms are consistent with those disclosed here and when you anticipate closing such agreements. Similar revisions should be made to your Capitalization table.

We acknowledge the Staff’s comment and would respectfully like to clarify the current status of the debt financing transaction. Sandisk has engaged a group of banks to syndicate a senior secured credit facility including both a term loan B facility and a revolving credit facility. These facilities were allocated to lenders on the basis of a term sheet and draft credit agreement on December 13, 2024. While not yet completed, the draft agreements are in substantially final form and the material terms align with our disclosures in pro forma adjustments A and B. The capitalization section also aligns to these material terms.

We also have made the following modifications to our disclosures to provide the status of the draft agreements.

•	In the Capitalization section on page 79 and pro forma adjustment A on page 86, we have added reference to the Description of Certain Indebtedness section.

•	In the Description of Certain Indebtedness section on page 193 we have added to our disclosure to include the status of the debt financing transaction and material terms.

Please telephone me at (408) 406-8629 with any questions or comments you may have.

Sincerely,

/s/ Bernard Shek

cc:	Sandisk Corporation

Thomas Ivey

Christopher Bors